

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2013

Via E-mail
Michael J. Campbell
Senior Vice President and Chief Financial Officer
Inergy Midstream, L.P., NRGM Finance Corp. and Inergy L.P.
Two Brush Creek Boulevard. Suite 200
Kansas City, Missouri 64112

> **Re:** **Inergy Midstream, L.P. and NRGM Finance Corp.**
> **Registration Statement on Form S-3**
> **Filed January 9, 2013**
> **File No. 333-185946**
> **Response dated February 19, 2013**

Dear Mr. Campbell:

We have reviewed your response and have the following comments. We have limited our review of your registration statement to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

With respect to your registration statement, please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Inergy Midstream, L.P. and NRGM Finance Corp.

Registration Statement on Form S-3

Selling Unitholders, page 50

1. We note your response to comment 5 in our letter dated February 8, 2013 wherein you acknowledge that "NRGY is the parent of the Company." Rule 415(a)(1)(i) of the Securities Act of 1933 excludes from the concept of secondary offerings sales by parents or subsidiaries of the issuer as stated in Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations. It appears that this transaction may not be eligible to be made on a shelf basis and instead represents a primary offering. Please

identify the selling unitholder as an underwriter and disclose that this is a primary offering.

Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or me at (202) 551-3720 if you have questions regarding any other comments.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Gillian A. Hobson, Vinson & Elkins L.L.P.
Julian Seiguer, Vinson & Elkins L.L.P.